CUSIP No. 29385B109	13D	Page 83 of 100

Exhibit 99.5

EXECUTIVE OFFICERS AND DIRECTORS

OF

KENSINGTON

Set forth below is a list of each executive officer and director of the Kensington setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Tom Kennedy 95 St. Clair Ave, #905, Toronto, ON M4V 1N6	Director of Kensington-BA Capital L.P., a venture capital investment management company.

Richard Nathan 95 St. Clair Ave, #905, Toronto, ON M4V 1N6	Director of Kensington-BA Capital L.P., a venture capital investment management company.

Eamonn McConnell 95 St. Clair Ave, #905, Toronto, ON M4V 1N6	Director of Kensington-BA Capital L.P., a venture capital investment management company.